December 23, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-1004

Attention:	Amanda Ravitz
Caleb French

Re:	Capnia, Inc.
Registration Statement on Form S-1 (File No. 333-208109)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Capnia, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on December 22, 2015 relating to its Registration Statement on Form S-1 (File No. 333-208109) (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Elton Satusky of Wilson Sonsini Goodrich and Rosati, Professional Corporation, at (650) 565-6588.

Sincerely,

CAPNIA, INC.

By:	/s/ Anish Bhatnagar
Name: Anish Bhatnagar
Title: Chief Executive Officer